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SEC FILE NUMBER
000-52871

CUSIP NUMBER
452530 10 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Midway Games Inc.

Full Name of Registrant
N/A

Former Name if Applicable

2704 West Roscoe Street

Address of Principal Executive Office (Street and Number)
Chicago, Illinois 60618

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Midway Games Inc. (the “Registrant”) is filing this Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) because it needs additional time to complete its year-end close process, complete its financial statements and complete its assessment of internal control over financial reporting.
On February 12, 2009 (the “Petition Date”), the Registrant and its United States subsidiaries filed voluntary petitions (the “Petitions”) for protection under Chapter 11 of the United States Bankruptcy Code in the Federal Court for the District of Delaware (the “Court”). The Petitions were made in order to facilitate the restructuring of the Registrant’s debt, trade liabilities and other obligations. The Registrant and its United States subsidiaries are currently operating as debtors-in-possession under the supervision of the Court.
Prior to and since the Petition Date, Registrant’s management, as well as outside financial advisors and legal counsel, have been focused on pre-Petition and post-Petition related matters and on securing the Registrant’s emergence from bankruptcy. The Registrant has also experienced attrition of personnel within its accounting organization, including, in particular, the resignations of certain personnel in the SEC reporting functions. Therefore the Registrant is not able to file its 2008 Form 10-K in a timely manner without unreasonable effort or expense. The Registrant believes that it will be able to file within the time permitted by Rule 12b-25.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Ryan G. O’Desky	(773)	961-2222
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the December 31, 2008 statement of operations to be included in its 2008 Form 10-K will reflect a significant change in its results of operations from the year ended December 31, 2007. Specifically, the Registrant had previously reported in its third quarter Quarterly Report on Form 10-Q a net loss of $144.7 million for the nine months ended September 30, 2008, compared to a net loss of $99.6 million for the year ended December 31, 2007 reported in its Annual Report on Form 10-K for the year ended December 31, 2007. The Registrant expects to incur incremental charges of approximately $21.7 million in the fourth quarter of 2008. Of the total charge, $20.1 million represents accelerated non-cash interest and debt issue costs expense as a result of a change in control that triggered an accelerated repurchase schedule with respect to the Registrant’s 6.0% Convertible Senior Notes due 2025 and 7.125% Convertible Senior Notes due 2026, which was previously disclosed in the Registrant’s Current Report on Form 8-K filed on December 4, 2008. The remaining $1.6 million represents expenses related to a reduction in force reported in the Registrant’s Current Report on Form 8-K filed on December 16, 2008.
This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, our beliefs concerning future business conditions, our outlook based on currently available information and statements regarding the Company’s expectations concerning the bankruptcy process. The Company’s actual results could differ materially from those anticipated in the forward-looking statements as a result of these risks and uncertainties. These risks and uncertainties, include, without limitation, (1) the ability of the Registrant to continue as a going concern; (2) the ability of the Registrant to develop, pursue, confirm and consummate one or more plans of reorganization with respect to the Petitions; (3) the ability of the Registrant to obtain approval of and operate pursuant to the agreement with its secured creditor for the use of its cash collateral; (4) the ability of the Registrant to obtain court approval of it’s motions in the Chapter 11 proceeding pursued by it from time to time; (5) risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for the Registrant to propose and confirm one or more plans of reorganization, or the appointment of a Chapter 11 trustee or to convert the cases to Chapter 7 cases; (6) the ability of the Registrant to obtain and maintain normal terms with vendors and service providers; (7) the ability of the Registrant to maintain contracts that are critical to its operations; (8) potential adverse developments with respect to the Registrant’s liquidity or results of operations; (9) the ability of the Registrant to fund and execute its business plan; (10) the ability of the Registrant to retain and compensate key executives and other key employees; (11) the ability of the Registrant to attract and retain customers; and (12) any further deterioration in the macroeconomic environment or consumer confidence. Where possible, we have identified these forward-looking statements by words such as “may,” “will,” “should,” “could,” “expect,” “eventually,” “anticipate,” “plan,” “strategy,” “believe,” “estimate,” “seek,” “intend” and similar expressions. Each forward-looking statement, including, without limitation, financial guidance, speaks only as of the date on which it is made, and the Registrant undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances, except as required by law.

Midway Games Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2009	By:	/s/ Ryan G. O’Desky

Ryan G. O’Desky
Senior Vice-President, Finance, Treasurer and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registration by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).